FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

        STMicroelectronics' Third Quarter 2001 Operating and Financial Review and Prospects.

                                           STMicroelectronics N.V.
                                CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
                            (in millions of U.S. dollars, except per share data)



                                                                Three Months Ended            Nine Months Ended
                                                                ------------------            -----------------
                                                           September 29,  September 30,  September 29,  September 30,
                                                              2001(1)         2000         2001(1)          2000
                                                           -------------  -------------  -------------  -------------
Net sales ............................................     $   1,384.5    $   2,027.3    $   4,865.5    $   5,589.6

Other revenues .......................................            16.2           14.7           43.5           31.9
                                                           -----------    -----------    -----------    -----------
      Net revenues ...................................         1,400.7        2,042.0        4,909.0        5,621.5

Cost of sales ........................................          (938.6)      (1,077.1)      (3,058.6)      (3,063.8)
                                                           -----------    -----------    -----------    -----------
      Gross profit ...................................           462.1          964.9        1,850.4        2,557.7

Selling, general and administrative ..................          (144.2)        (174.0)        (501.1)        (510.6)

Research and development(2) ..........................          (229.2)        (259.8)        (757.0)        (740.0)

Other income and expenses(2) .........................           (17.2)         (19.3)          10.9          (87.6)

Impairment and restructuring charges .................           (23.3)           0.0         (334.6)           0.0
                                                           -----------    -----------    -----------    -----------
Total operating expenses .............................          (413.9)        (453.1)      (1,581.8)      (1,338.2)

      Operating income ...............................            48.2          511.8          268.6        1,219.5

Net interest income (expense) ........................            (4.8)           7.3           (1.3)          37.7

Equity in earnings of joint ventures .................            (1.2)           0.0           (1.2)           0.0
                                                           -----------    -----------    -----------    -----------
      Income before income taxes and
      minority interests .............................            42.2          519.1          266.1        1,257.2

Income tax expense ...................................            (6.2)        (103.6)         (51.8)        (265.6)
                                                           -----------    -----------    -----------    -----------
      Income before minority interests ...............            36.0          415.5          214.3          991.6

Minority interests ...................................            (0.2)          (0.2)          (2.2)          (1.4)
                                                           -----------    -----------    -----------    -----------
      Net income .....................................     $      35.8    $     415.3    $     212.1    $     990.2
                                                           ===========    ===========    ===========    ===========
      Earnings per share (basic)(3) ..................     $      0.04    $      0.47    $      0.24    $      1.12
                                                           ===========    ===========    ===========    ===========
      Earnings per share (diluted)(3) ................     $      0.04    $      0.45    $      0.23    $      1.08
                                                           ===========    ===========    ===========    ===========
      Number of weighted average shares
      used in calculating diluted earnings per
      share ..........................................           905.1          934.0          903.3          934.0




----------------------

(1) Results of operations for interim periods are not necessarily indicative of results to be expected for the full year.
(2) Other income and expenses include, among other things, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property and goodwill amortization. Our reported research and development expenses do not include marketing, design center, process engineering, pre-production or industrialization costs.
(3) All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000. See Note 14 to the Interim Consolidated Financial Statements.

                                     STMicroelectronics N.V.
                                   CONSOLIDATED BALANCE SHEETS
                                  (in millions of U.S. dollars)

                                                                As at September 29,    As at December 31,
                                                                      2001                    2000
                                                                -------------------    ------------------
                                                                   (unaudited)             (audited)
ASSETS
Current assets:

Cash and cash equivalents ...............................          $   1,210.0         $   2,295.7

Marketable securities ...................................              1,135.6                35.2

Trade accounts and notes receivable .....................              1,057.3             1,496.4

Inventories .............................................                877.0               876.5

Other receivables and current assets ....................                597.5               554.0
                                                                   -----------         -----------
      Total current assets ..............................              4,877.4             5,257.8

Intangible assets, net ..................................                220.2               286.1

Property, plant and equipment, net ......................              6,241.2             6,201.1

Investments and other non-current assets ................                125.8               135.5
                                                                   -----------         -----------
                                                                       6,587.2             6,622.7
                                                                   -----------         -----------
      Total assets ......................................          $  11,464.6         $  11,880.5
                                                                   ===========         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

Bank overdrafts .........................................          $      24.1         $      35.6

Current portion of long-term debt .......................                116.6               106.0

Trade accounts and notes payable ........................                985.2             1,745.6

Other payables and accrued liabilities ..................                650.0               509.2

Accrued and deferred income tax .........................                251.5               299.6
                                                                   -----------         -----------
      Total current liabilities .........................              2,027.4             2,696.0

Long-term debt ..........................................              2,781.9             2,700.5

Reserves for pension and termination indemnities ........                119.1               110.2

Other non-current liabilities ...........................                195.1               216.2
                                                                   -----------         -----------
                                                                       3,096.1             3,026.9

      Total liabilities .................................              5,123.5             5,722.9
Commitment and contingencies
      Minority interests ................................                 35.1                33.0

Common stock ............................................              1,141.5             1,133.7

Capital surplus .........................................              1,820.0             1,689.8

Accumulated result ......................................              4,153.6             3,977.3

Accumulated other comprehensive income ..................               (736.4)             (676.2)

Treasury stock ..........................................                (72.7)                 --
                                                                   -----------         -----------
      Shareholders' equity ..............................              6,306.0             6,124.6
                                                                   -----------         -----------
      Total liabilities and shareholders' equity ........          $  11,464.6         $  11,880.5
                                                                   ===========         ===========

                             STMicroelectronics N.V.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                          (in millions of U.S. dollars)

                                                                        Nine Months Ended
                                                                        -----------------
                                                         September 29, 2001           September 30, 2000
                                                         ------------------           ------------------
Cash flows from operating activities:

Net income ...........................................      $    212.1                   $    990.2

Add (deduct) non-cash items:

     Depreciation and amortization ...................           973.1                        790.7

     Amortization of discount on convertible debt ....            59.0                         15.6

     Impairment and restructuring charges ............           334.6                          0.0

     Other non-cash items ............................            (8.2)                        39.2

     Minority interest in net income of subsidiaries .             2.2                          1.4

     Deferred taxes ..................................           (33.9)                       (34.4)

Change in assets and liabilities:

     Trade receivables ...............................           422.1                       (488.1)

     Inventories .....................................            (8.4)                      (195.6)

     Trade payables ..................................          (379.8)                       267.9

     Other assets and liabilities, net ...............             7.5                        150.9
                                                            ----------                   ----------
     Net cash provided by operating activities .......         1,580.3                      1,537.8

Cash flows from investing activities:

Payment for purchases of tangible assets .............        (1,563.1)                    (2,303.9)

Other investing activities ...........................          (109.0)                      (185.2)

Investment in marketable securities ..................        (1,100.5)                      (826.0)
                                                            ----------                   ----------
     Net cash used in investing activities ...........        (2,772.6)                    (3,315.1)

Cash flows from financing activities:

Proceeds from issuance of long-term debt .............           356.3                        346.1

Repayment of long-term debt ..........................          (206.5)                      (267.7)

Increase (decrease) in short term facilities .........           (19.1)                       101.1

Capital increase .....................................            26.3                          9.5

Dividend paid ........................................           (35.8)                       (26.6)
                                                            ----------                   ----------
     Net cash provided by financing activities .......           121.2                        162.4

Effect of changes in exchange rates ..................           (14.6)                       (20.4)

     Net cash decrease ...............................        (1,085.7)                    (1,635.3)

Cash and cash equivalents at beginning of period .....      $  2,295.7                   $  1,823.1
                                                            ----------                   ----------
Cash and cash equivalents at end of period ...........      $  1,210.0                   $    187.8
                                                            ==========                   ==========

                             STMicroelectronics N.V.

         Notes to Interim Consolidated Financial Statements (unaudited)

1) The accompanying interim consolidated financial statements of STMicroelectronics N.V. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America, consistent in all material respects with those applied for the year ended December 31, 2000. The interim financial information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

2) Certain prior year amounts have been reclassified to conform with the current year presentation. The interim financial statements should be read in conjunction with the financial statements incorporated by reference into the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

3) As approved by the annual general meeting of shareholders on April 25, 2001, the Company paid an annual cash dividend of $0.04 per share, totaling $35.8 million. The creation of a new five-year management and selected employee stock option plan was also approved at the annual general meeting of shareholders that provides for the granting of up to a maximum of 60 million shares.

4) In May 2001, a total of 580,817 shares were issued to participating employees worldwide under the employee stock purchase plan at $32.32 per share, representing a 15% discount to the then current market price.

5) In September 2001, the Company announced that it planned to repurchase up to 5 million shares of its outstanding common stock. The repurchased shares will be allocated to fund the Company's most recent employee stock option plan, which was approved at the annual general meeting of shareholders on April 25, 2001. As of September 29, 2001, a total of 3,500,000 shares had been repurchased.

6) In the second quarter of 2001, the Company recorded an impairment and restructuring charge of $311.3 million. This charge includes impairment losses of (i) $151.4 million associated with tangible assets at the Company's fabrication sites; (ii) $97.3 million related to purchased technologies and goodwill on previous acquisitions; and (iii) $22.3 million for financial assets with an other than temporary decline in value. This impairment charge resulted from a significant deterioration in the business climate in the semiconductor industry. Due to these market changes, the Company revised its production forecasts and foresees an under-utilization of the capacities of certain 150 mm fabrication facilities. The fair value for tangible and intangible assets was determined using the discounted expected future cash flows model. Quoted market values were used in determining the fair value of financial assets. Additionally, the total impairment and restructuring charge included $40.3 million related to the closure of the facility in Ottawa, Canada.

7) The Company recorded a special excess inventory charge of $70.7 million in cost of sales in the second quarter of 2001. This charge was due to expected reductions in current sales and in future sales forecasts because of cancellations in customers' order backlog that resulted in excess quantities of work-in-process and finished goods inventory.

8) In the third quarter of 2001, the Company recorded an impairment charge of $23.3 million relating to the building and facilities of our Rancho Bernardo, California, 150 mm fabrication plant. This impairment charge resulted from management's decision to close the plant. Additional employee severance costs will be recorded when management has communicated the closure plan to the plant personnel. The costs of relocating personnel and of transferring equipment to other fabrication sites will be recognized as incurred.

9) In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), which is required to be adopted in fiscal years after June 15, 2000. FAS 133 establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet and the measure of those instruments at fair value. During the first quarter 2001, the Company adopted FAS 133 and determined that the statement did not have a material impact on its consolidated results of operations, financial position or financial disclosure. The Company does not utilize any derivative instruments that qualify as hedging instruments under FAS 133. However, the Company does enter into foreign exchange forward contracts and currency options to neutralize its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies in the Company's subsidiaries.

10) In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations ("FAS 141"), which is applicable for all business combinations initiated after June 30, 2001. This statement eliminates the use of the pooling-of-interests method and provides specific criteria for the recognition of intangible assets apart from goodwill. The Company has not entered into any business combinations, which would require the application of FAS 141.

11) In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles Assets ("FAS 142"), which will be effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their initial recognition. In particular the statement requires that goodwill and indefinite lived intangible assets be no longer amortized but be subject to annual impairment tests to determine the appropriate carrying value. FAS 142 also requires the reclassification of any intangible assets which do not meet the FAS 141 criteria for recognition separately from goodwill. The Company will adopt the standards required by this statement in the first quarter of 2002. Management is in the process of fully evaluating the impact, if any, that this new standard may have on future consolidated results of operations, financial position, or financial statement disclosure. For the period ending September 29, 2001, the Company has continued to evaluate intangible assets and goodwill under FAS 121, Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of.

12) During the third quarter of 2001, the Company and Hitachi Ltd. formed a joint venture, SuperH, Inc. The joint venture will develop and license RISC microprocessors. The Company is accounting for its 44% share of SuperH, Inc. under the equity method.

13) During the third quarter 2001, in light of the continuing deterioration of the worldwide economic environment, the Company decided to increase its valuation allowance for bad debt of trade accounts and notes receivable. The impact of this increase is approximately $7 million.

14) All share and per-share amounts in the accompanying consolidated financial statements have been restated to reflect the three-for-one stock split effected in May 2000.

15)  Inventories consist of the following:

       In millions of U.S. Dollars         September 29, 2001  December 31, 2000
                                           ------------------  -----------------
                                              (unaudited)          (audited)
       Raw materials....................       $   63.1          $    88.5
       Work-in-process..................          636.6              588.3
       Finished products................          177.3              199.7
                                           ------------------  -----------------
                                               $  877.0          $   876.5
                                           ==================  =================

     During the second quarter of 2001, the Company experienced a significant amount of end-of-period order push-outs and cancellations, reflecting accelerated weakness in certain of its end markets, particularly telecom and computer peripherals. As a result, the Company incurred a second quarter excess inventory pre-tax charge of $70.7 million.

16)  Long-term debt consists of the following:

       In millions of U.S. Dollars                      September 29, 2001  December 31, 2000
                                                        ------------------  -----------------
                                                           (unaudited)          (audited)
       STMicroelectronics SA (France)
       o   4.72% bank loan due2006......................  $   140.4          $   142.0
       o   4.77% other bank loans.......................       38.7               57.6

       STMicroelectronics s.r.l. (Italy)
       o   3.35% bank loan due 2002 ....................       58.2               32.9
       o   5.68% bank loan due 2006 ....................       49.6               27.5
       o   1.29% other bank loans ......................       14.1               58.0

       STMicroelectronics N.V. (Netherlands)
       o   1.75% Liquid Yield Option Notes due 2008.....          0              112.5
       o   2.44% Liquid Yield Option Notes due 2009.....      756.9              743.4
       o   3.75% Convertible Bonds due 2010 ............    1,528.8            1,486.7

       STMicroelectronics (other countries)
       o   4.66% other bank loans ......................      311.8              145.9
                                                          ---------          ---------
       Total long-term debt.............................    2,898.5            2,806.5


       Less current portion  ...........................      116.6              106.0
                                                          ---------          ---------
       Total long-term debt, less current portion         $ 2,781.9          $ 2,700.5
                                                          =========          =========

17) Basic Earnings Per Share ("EPS") is calculated based on net earnings available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of debt.

     In millions of U.S. dollars, except per                Three months ended                         Nine months ended
     share data                                 ------------------------------------------------------------------------------------
                                                   September 29, 2001  September 30, 2000   September 29, 2001   September 30, 2000
                                                       (unaudited)        (unaudited)           (unaudited)          (unaudited)
    Basic EPS:
    Net income .....................................        35.8             415.3                212.1                 990.2
    Weighted average shares outstanding ............       898.1             888.5                894.2                 884.5
    EPS (basic) ....................................        0.04              0.47                 0.24                  1.12
    Diluted EPS:
    Net income .....................................        35.8             415.3                212.1                 990.2
    Interest expense on convertible
    debt, net of tax ...............................         --                5.2                  --                   16.3
    Net income, adjusted ...........................        35.8             420.5                212.1               1,006.5
    Weighted average shares outstanding ............       898.1             888.5                894.2                 884.5
    Dilutive effect of stock options ...............         7.0              13.9                  9.1                  14.5
    Dilutive effect of convertible debt ............         --               31.6                  --                   35.0
    Number of shares used in calculating EPS .......       905.1             934.0                903.3                 934.0
    EPS (diluted) ..................................        0.04              0.45                 0.23                  1.08

18) As of September 29, 2001, 3,500,000 shares of common stock totaling $72.7 million have been repurchased and reflected at cost as a reduction of shareholders' equity.

                  Operating and Financial Review and Prospects



         Business Outlook

         The semiconductor industry experienced very difficult business conditions in the first nine months of 2001. The industry's downward trend, which began in the fourth quarter of 2000, continued through the first three quarters of 2001. According to preliminary trade association data, worldwide sales of semiconductor products (the total available market or "TAM"), estimated at $108.6 billion for the first nine months of 2001, and the market for products produced by us (the serviceable available market, or "SAM", which consists of the TAM without DRAMs and opto-electronic products), estimated at $93.5 billion for the first nine months of 2001, decreased by approximately 28.0% and approximately 22.9%, respectively, compared to the first nine months of 2000. In 2000, the TAM was $204.4 billion, while the SAM was $165.7 billion. During the third quarter of 2001, the semiconductor industry experienced, according to preliminary estimates, a decline in revenues of approximately 44.6% compared to the third quarter of 2000 and approximately 11.7% compared to the second quarter of 2001.

         Our net revenues in the first nine months of 2001 were $4,909.0 million, a 12.7% decrease from $5,621.5 million in the first nine months of 2000. Our net revenues for the third quarter of 2001 were $1,400.7 million, a 31.4% decrease compared to the third quarter of 2000 and a 11.8% decrease compared to the second quarter of 2001.

         Based on preliminary trade association data for both the first nine months of 2001 and the third quarter of 2001, we believe we gained market share against both the TAM and the SAM compared to the first nine months of 2000 and to the third quarter of 2000.

         We believe our revenue performance for the first nine months of 2001 demonstrated our continued ability to outpace the industry average and, in particular, the market segment we serve. We have accomplished this performance by adhering to a focused business strategy, which includes a built-in flexibility which we believe has permitted us to rapidly respond to evolving market conditions.

         Difficult business conditions persisted in the third quarter of 2001 with several of our end markets being negatively affected by declining product demand. These declines in product demand were exacerbated in certain areas by excess inventory conditions. As expected, our gross margin was negatively impacted by reduced revenue levels as well as our program to decrease inventory levels which resulted in a decrease in the utilization rates of certain fabs.

         In response to the deteriorating conditions in the semiconductor industry, we have taken actions designed to further enhance our competitive position, both over the short- and medium-term, as well as the longer term. We believe these actions are in keeping with our overall strategic direction.

         We are reviewing our strategy with respect to our more mature 150 mm wafer fabs. On May 31, 2001, we announced the planned closing of our fab in Ottawa, Canada and the transfer of the related front-end wafer production to our other facilities around the world. With the aim of reducing product costs, we have initiated a plan for the closure of our 150 mm plant in Rancho Bernardo, California. Therefore, we accrued a further impairment charge of $23.3 million in the third quarter of 2001. Further actions may include the sale, wafer production curtailment or closure of other similar facilities.

         During the third quarter of 2001, we realized significant sequential declines in selling, general and administrative costs and non-core research and development expenditures. These cost savings totaled $62.5 million compared to the second quarter of 2001, and resulted primarily from the cost control programs, hiring freeze and optimization activities that we initiated earlier in the year.

         Global economic and political uncertainty has increased substantially in the past month, rendering industry and company-specific guidance that much more difficult to provide.

         In that context, and based upon data available to us today, our understanding of general industry trends, and input from key customers, we currently expect our fourth quarter 2001 revenues and gross margin to approximate our third quarter 2001 revenues and gross margin. We believe that our long- term industry position is enhanced by our strong balance sheet, the growth potential of our key application segments, and our leadership role in the evolving convergence of applications and technologies.



         Other Developments

         On September 24, 2001, we announced our plan to repurchase up to 5.0 million shares of common stock to partially cover the exercise of stock options outstanding under our equity incentive plans. Following the third quarter of 2001, we completed this repurchase program for $105.9 million, of which $72.7 million was executed during the third quarter of 2001.

         On October 18, 2001, we announced an additional plan to repurchase shares of common stock for the same purpose as the prior plan. In November 2001, we completed this additional repurchase program with the repurchase of 4.4 million shares of common stock for $127.4 million.

         Some of the above statements contained in this "Business Outlook" and in the rest of this document are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed herein, among the other factors that could cause actual results to differ materially are the following: general business and economic conditions; the cyclicality of the semiconductor and electronic systems industries; capital requirements and the availability of funding; competition; excess or obsolete inventory and variations in inventory valuation; new product development and technological change, including acceptance of new products by particular market segments; manufacturing risks; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; intellectual property developments, international events and currency fluctuations; problems in obtaining adequate raw materials on a timely basis; and the loss of key personnel. Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in our SEC filings, including in our Annual Report on Form 20-F filed on May 15, 2001, could have a material adverse effect on our business or financial condition.

         Results of Operations

         The table below sets forth information on our net revenues by product group and by geographic region:

                                                     Three Months Ended                 Nine Months Ended
                                                     ------------------                 -----------------
                                             Sept 29, 2001      Sept 30, 2000     Sept 29, 2001     Sept 30, 2000
                                             -------------      -------------     -------------     -------------
Net Revenues by Product Group:                                          (in millions)

Telecom, Peripheral & Automotive ....          $    682.8        $    886.7        $  2,318.5        $  2,488.2
Discrete and Standard Ics ...........               207.6             319.0             723.9             896.5
Memory Products .....................               275.5             414.8           1,099.0           1,081.4
Consumer & Microcontrollers .........               210.8             394.6             682.0           1,080.0
New Ventures Group and Others(1) ....                24.0              26.9              85.6              75.4
                                               ----------        ----------        ----------        ----------
           Total ....................          $  1,400.7        $  2,042.0        $  4,909.0        $  5,621.5
                                               ==========        ==========        ==========        ==========
Net Revenues by Geographic Region:(2)
Europe ..............................          $    414.6        $    667.7        $  1,727.7        $  1,915.4
Americas ............................               273.9             497.0             906.4           1,347.6
Asia Pacific ........................               558.0             676.5           1,715.9           1,843.1
Japan ...............................                67.0             109.8             285.2             291.7
Emerging Markets(2) .................                87.2              91.0             273.8             223.7
                                               ----------        ----------        ----------        ----------
Total ...............................          $  1,400.7        $  2,042.0        $  4,909.0        $  5,621.5
                                               ==========        ==========        ==========        ==========


(1) Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a center for our new business opportunities.

(2) Revenues are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. In the fourth quarter of 2000, Region Five changed its name to become the Emerging Markets region.

     The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

                                                     Three Months Ended                 Nine Months Ended
                                                     ------------------                 -----------------
                                             Sept 29, 2001      Sept 30, 2000     Sept 29, 2001     Sept 30, 2000
                                             -------------      -------------     -------------     -------------
Net sales ..................................      98.8%              99.3%            99.1%            99.4%
Other revenues .............................       1.2                0.7              0.9              0.6
                                                 -----              -----            -----            -----
Net revenues ...............................     100.0              100.0            100.0            100.0
Cost of sales ..............................     (67.0)             (52.7)           (62.3)           (54.5)
                                                 -----              -----            -----            -----
Gross profit ...............................      33.0               47.3             37.7             45.5
                                                 -----              -----            -----            -----
Operating expenses:
Selling, general and administrative ........     (10.3)              (8.5)           (10.2)            (9.1)
Research and development ...................     (16.4)             (12.7)           (15.4)           (13.2)
Other income and expenses ..................      (1.2)              (1.0)             0.2             (1.5)
Impairment and restructuring charges .......      (1.7)                --             (6.8)             0.0
                                                 -----              -----            -----            -----
Total operating expenses ...................     (29.6)             (22.2)           (32.2)           (23.8)
                                                 -----              -----            -----            -----
Operating income ...........................       3.4               25.1              5.5             21.7
Net interest income (expense) ..............      (0.3)               0.3             (0.1)             0.7
Equity in earnings of joint ventures .......      (0.1)                --               --               --
                                                 -----              -----            -----            -----
Income before income taxes and
minority interests .........................       3.0               25.4              5.4             22.4
Income tax expense .........................      (0.4)              (5.1)            (1.0)            (4.8)
                                                 -----              -----            -----            -----
Income before minority interests ...........       2.6               20.3              4.4             17.6
Minority interests .........................        --                 --             (0.1)              --
                                                 -----              -----            -----            -----
Net income .................................       2.6%              20.3%             4.3%            17.6%
                                                 =====              =====            =====            =====

         The following table sets forth information from our income statement, excluding the effect of the excess inventory charge, the impairment and restructuring charges and the related income tax effect:

Pro forma statement of income                            (Unaudited)                         (Unaudited)
In millions of U.S. Dollars                           Three Months Ended                  Nine Months Ended
                                                      ------------------                  -----------------
                                              Sept 29, 2001      Sept 30, 2000      Sept 29, 2001      Sept 30, 2000
                                              -------------      -------------      -------------      -------------
Net revenues .......................             1,400.7            2,042.0            4,909.0            5,621.5
Cost of sales ......................              (938.6)          (1,077.1)          (2,987.9)          (3,063.8)
                                                 -------           --------           --------           --------
Gross profit .......................               462.1              964.9            1,921.1            2,557.7
Operating expenses:
Selling, general and administrative               (144.2)            (174.0)            (501.1)            (510.6)
Research and development ...........              (229.2)            (259.8)            (757.0)            (740.0)
Other income and expenses ..........               (17.2)             (19.3)              10.9              (87.6)
Impairment and restructuring charges                 0.0                0.0                0.0                0.0
                                                 -------           --------           --------           --------
Total operating expenses ...........              (390.6)            (453.1)          (1,247.2)          (1,338.2)
                                                 -------           --------           --------           --------
Operating income ...................                71.5              511.8              673.9            1,219.5
Net interest income (expense) ......                (4.8)               7.3               (1.3)              37.7
Equity in earnings of joint ventures                (1.2)               0.0               (1.2)               0.0
Income tax expense .................               (15.0)            (103.6)            (123.6)            (265.6)
                                                 -------           --------           --------           --------
Income before minority interests ...                50.5              415.5              547.8              991.6
Minority interests .................                (0.2)              (0.2)              (2.2)              (1.4)
                                                 -------           --------           --------           --------
Net income .........................                50.3              415.3              545.6              990.2
                                                 =======           ========           ========           ========
Earnings Per Share (Basic)* ........                0.06               0.47               0.61               1.12
Earnings Per Share (Diluted)* ......                0.06               0.45               0.60               1.08

Number of weighted average shares
used in calculating diluted earnings
per share* .........................               905.1              934.0              930.7              934.0


---------------

* All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000.




The pro forma amounts have been adjusted to eliminate the following:


                                                       (Unaudited)                         (Unaudited)
                                                   Three Months Ended                  Nine Months Ended
                                           --------------------------------      --------------------------------
                                           Sept 29, 2001      Sept 30, 2000      Sept 29, 2001      Sept 30, 2000
                                           -------------      -------------      -------------      -------------
Excess inventory charge                           --               --                70.7                 --

Impairment and restructuring charges            23.3               --               334.6                 --

Income tax effect                               (8.8)              --               (71.8)                --
                                           ================================      ================================
TOTAL                                           14.5               --               333.5                 --
                                           ================================      ================================

         Third Quarter 2001 vs. Third Quarter 2000

         During the third quarter of 2001, the semiconductor industry experienced, according to preliminary estimates a decline in revenues of approximately 44.6% compared to the third quarter of 2000, and approximately 11.7% compared to second quarter of 2001. Our net revenues in the third quarter of 2001 decreased 31.4% compared to the third quarter of 2000, and 11.8% compared to the second quarter of 2001.

         Net revenues. Net sales decreased 31.7%, from $2,027.3 million in the third quarter of 2000 to $1,384.5 million in the third quarter of 2001. Compared to the third quarter of 2000, the decrease in our net sales in the third quarter of 2001 was primarily due to the strong decline in our sales volumes. In addition, our net sales were also negatively impacted by a decline in our selling prices. Other revenues, consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income, increased slightly from $14.7 million in the third quarter of 2000 to $16.2 million in the third quarter of 2001. This increase was primarily due to an increase in revenues from co-development contract services and contract indemnity payments which was partially offset by a decrease in revenues from patents and other miscellaneous revenues. Net revenues declined 31.4%, from $2,042.0 million in the third quarter of 2000 to $1,400.7 million in the third quarter of 2001.

         The Telecom, Peripheral and Automotive Group's net revenues decreased 23.0% compared to the third quarter of 2000 primarily as a result of lower sales of wireline, auto/audio, industrial and power supply products. The Discrete and Standard ICs Group's net revenues decreased 34.9% due to a decrease in sales volumes of discrete, standard commodities and transistors products. The Memory Products Group's net revenues decreased 33.6% as a result of a strong decrease in sales of smart card, EEPROM and EPROM products. The Consumer and Microcontrollers Group's net revenues decreased 46.6% mainly due to a strong decline in sales volumes of digital consumer and imaging products.

         Gross profit. Our gross profit decreased by 52.1%, from $964.9 million in the third quarter of 2000 to $462.1 million in the third quarter of 2001. As a percentage of net revenues, gross profit decreased from 47.3% in the third quarter of 2000 to 33.0% in the third quarter of 2001. This decline was mainly due to the strong decrease in our net sales, which resulted in the under-utilization of several of our wafer fabs, and negative pricing changes which affected certain product families. The impact of changes in foreign exchange rates on gross profit in the third quarter of 2001 compared to the third quarter of 2000 was estimated to be favorable since the appreciation of the U.S. dollar versus the euro generated a favorable impact on cost of sales which more than offset the unfavorable impact on net revenues. See "Impact of Changes in Exchange Rates".

         Selling, general and administrative expenses. Selling, general and administrative expenses decreased 17.1% from $174.0 million in the third quarter of 2000 to $144.2 million in the third quarter of 2001, due primarily to savings resulting from the cost control programs, hiring freeze and optimization activities that we initiated earlier in the year. As a percentage of net revenues, selling, general and administrative expenses increased from 8.5% in the third quarter of 2000 to 10.3% in the third quarter of 2001. Selling, general and administrative expenses decreased in the third quarter of 2001 by 20.0% compared to the second quarter of 2001, due to implementation of the cost saving measures discussed above as well as seasonal effects associated with the summer vacation period.

         Research and development expenses. Research and development expenses decreased 11.8%, from $259.8 million in the third quarter of 2000 to $229.2 million in the third quarter of 2001. This decrease resulted primarily from the implementation of our cost control programs and declining expenses in non-core research and development expenditures. We continued to invest heavily in research and development during the third quarter of 2001 and we plan to continue our efforts in research and development activities. Our reported research and development expenses do not include marketing design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses increased from 12.7% in the third quarter of 2000 to 16.4% in the third quarter of 2001.

         Other income and expenses. Other income and expenses include, among other things, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property and goodwill amortization. In the third quarter of 2001, the net effect of these items resulted in expense of $17.2 million compared to expense of $19.3 million in the third quarter of 2000. This decrease in expenses was primarily due to increased income from the gain on the sale of a minor investment, decreased income from research and development funding, increased expense relating to the start-up of certain new 200 mm fabs and decreased expense of goodwill amortization after the impairment charge registered in the second quarter of 2001.

         Impairment and restructuring charges. In the third quarter of 2001, we initiated a plan for the closure of our 150 mm plant in Rancho Bernardo, California. Therefore, we recorded an impairment and restructuring charge of $23.3 million. Additional employee severance costs will be recorded the fourth quarter of 2001 when management has communicated the closure plan to the plant personnel. The costs of relocating personnel and of transferring equipment to other fabrication sites will be recognized as incurred.

         Operating income. Operating income decreased from a profit of $511.8 million in the third quarter of 2000 to a profit of $48.2 million in the third quarter of 2001, primarily as a result of the significant decrease in our net revenues. The impact of changes in foreign exchange rates on operating income in the third quarter of 2001 compared to the third quarter of 2000 was estimated to be favorable since the appreciation of the U.S. dollar versus the euro generated a favorable impact on cost of sales and operating expenses which more than offset the negative impact on net sales. See "Impact of Changes in Exchange Rates".

         On a pro forma basis, excluding the impairment charge described above, our operating income in the third quarter of 2001 was $71.5 million, a decrease of $440.3 million from $511.8 million in the third quarter of 2000.

         Net interest income (expense). Net interest income decreased from an income of $7.3 million in the third quarter of 2000 to an expense of $4.8 million in the third quarter of 2001 as a result of lower interest income on our cash, cash equivalents and market securities due to the sharp decline in US$ denominated interest rates. Interest expense on our long-term debt related mainly to the fixed rates of our convertible debt, and therefore was not impacted as significantly by the decline in US$ denominated interest rates.

         Income tax expense. Income tax expense was $103.6 million in the third quarter of 2000 and $6.2 million in the third quarter of 2001. The decrease in income tax expense was due to the decrease in income before income tax and minority interests.

         Net income. Net result for the third quarter of 2001 was a profit of $35.8 million compared to a profit of $415.3 million for the third quarter of 2000 and a loss of $164.5 million for the second quarter of 2001. Diluted earnings per share for the third quarter of 2001 were $0.04, compared to earnings of $0.45 per share for the third quarter of 2000 and a loss $0.18 per share for the second quarter of 2001.

         On a pro forma basis, excluding the impairment charge described above, we recorded a profit of $50.3 million for the third quarter of 2001, a decrease from our profit of $154.5 million for the third quarter of 2000.

         First Nine Months 2001 vs. First Nine Months 2000

         During the first nine months of 2001, the decline of the semiconductor industry, which began during the fourth quarter of 2000, has continued to accelerate. According to preliminary trade association data, during the first nine months of 2001 the TAM and the SAM decreased by 28.0% and 22.9%, respectively, compared to the first nine months of 2000. During the first nine months of 2001, our net revenues were negatively impacted by the difficulties affecting the semiconductor industry.

         Net revenues. Net sales decreased 13.0%, from $5,589.6 million in the first nine months of 2000 to $4,865.5 million in the first nine months of 2001. Compared to the first nine months of 2000, the decrease in our net sales during the first nine months of 2001 was due mainly to lower sales volumes and negative price impacts. Other revenues, consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income, increased from $31.9 million in the first nine months of 2000 to $43.5 million in the first nine months of 2001. Net revenues decreased 12.7%, from $5,621.5 million in the first nine months of 2000 to $4,909.0 million in the first nine months of 2001.

         The Telecommunications, Peripherals and Automotive Group's net revenues decreased 6.8% compared with the first nine months of 2000 primarily as a result of lower sales of wireline, industrial power and supply, data storage and auto/audio products. The Discrete and Standard ICs Group's net revenues decreased 19.3% mainly due to decreases in sales volumes in standard commodities and discrete products. The Memory Products Group's net revenues increased 1.6% as a result of an increase in sales volumes mainly in flash memories, which was partially offset by a decrease in sales of EEPROM products. The Consumer and Microcontrollers Group's net revenues decreased by 36.9 % mainly due to a strong decline in sales of digital consumer, TV analog, and imaging and display products.

         Gross profit. Gross profit decreased 27.7%, from $2,557.7 million in the first nine months of 2000 to $1,850.4 million in the first nine months of 2001. As a percentage of net revenues, gross profit decreased to 37.7% in the first nine months of 2001 compared to 45.5% in the first nine months of 2000. This decline was mainly due to the decrease in net sales, which resulted in the under-utilization of several of our wafer fabs, price declines in certain product families, and an excess inventory charge for $70.7 million. The impact of changes in foreign exchange rates on gross profit in the first nine months of 2001 compared to the first nine months of 2000 was estimated to be favorable since the appreciation of the U.S. dollar versus the euro generated a favorable impact on the cost of sales which more than offset the unfavorable impact on net revenues. See "Impact of Changes in Exchange Rates".

         Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 1.9 %, from $510.6 million in the first nine months of 2000 to $501.1 million in the first nine months of 2001. As a percentage of net revenues, selling, general and administrative expenses increased from 9.1% in the first nine months of 2000 to 10.2 % in the first nine months of 2001.

         Research and development expenses. Research and development expenses increased by 2.3%, from $740.0 million in the first nine months of 2000 to $757.0 million in the first nine months of 2001. We continued to invest heavily in research and development and we plan to continue our efforts in research and development activities. Our reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses increased from 13.2% in the first nine months of 2000 to 15.4% in the first nine months of 2001.

         Other income and expenses. Other income and expenses includes, among other things, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property and goodwill amortization. In the first nine months of 2000, the net effect of these items resulted in expenses of $87.6 million compared to income of $10.9 million in the first nine months of 2001. This increase in income resulted primarily from a decrease in the new plant start-up costs, an increase in investment gain, an additional gain from the sale of certain marketable securities that had gains previously reflected in accumulated other comprehensive income, and additional research and development funding for certain research and development programs.

         Impairment and restructuring charges. In the second quarter of 2001, we recorded an impairment and restructuring charge of $311.3 million. In the third quarter of 2001, we recorded an impairment and restructuring charge of $23.3 million.

         Operating income. Operating income decreased 78.0%, from $1,219.5 million in the first nine months of 2000 to $268.6 million in the first nine months of 2001, primarily as a result of the impairment and restructuring charges, the significant decrease in net revenues, and the impact of the excess inventory charge. The impact of changes in foreign exchange rates on operating income in the first nine months of 2001 compared to the first nine months of 2000 was estimated to be favorable since the appreciation of the U.S. dollar versus the euro generated a favorable impact on operating expenses. See "Impact of Changes in Exchange Rates".

         On a pro forma basis, excluding the excess inventory charge and the impairment and restructuring charges described above, our operating income in the first nine months of 2001 was $673.9 million decreasing from $1,219.5 million in the first nine months of 2000.

         Net interest income (expense). Net interest income decreased from an income of $37.7 million in the first nine months of 2000 to an expense of $1.3 million in the first nine months of 2001 as a result of lower interest income on our cash, cash equivalents and market securities due to the sharp decline of US$ denominated interest rates. Interest expense on our long-term debt related mainly to the fixed rates of our convertible debt, and therefore was not impacted as significantly by the decline in US$ denominated interest rates.

         Income tax expense. Income tax expense decreased from $265.6 million in the first nine months of 2000 to $51.8 million in the first nine months of 2001, as a result of the decrease in income before income taxes and minority interests. The effective tax rate decreased from 21.1% in the first nine months of 2000 to 19.5% in the first nine months of 2001. The favorable 2001 rate was mainly due to the application of benefits in certain countries. As such benefits may not be available after 2001, the effective tax rate could increase in coming years.

         Net income. Net income for the first nine months of 2001 was $212.1 million, a decrease of 78.6% from $990.2 million in the first nine months of 2000. Diluted earnings per share for the first nine months of 2001 were $0.23, a decrease of 78.7% from the diluted earnings per share of $1.08 during the first nine months of 2000.

         On a pro forma basis, excluding the excess inventory charge and the impairment and restructuring charges described above, net income for the first nine months of 2001 was $545.6 million compared to the $990.2 million for the first nine months of 2000.


Impact of Changes in Exchange Rates

         Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro, the Japanese yen and other Asian currencies.

         Revenues for certain products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are quoted in U.S. dollars and translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products.

         Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of jurisdictions where our operations are located. Fluctuations in the value of these currencies, particularly the euro, compared to the U.S. dollar can affect our costs and therefore our profitability. As a consequence, a material variation in the value of the U.S. dollar against the principal European and Asian currencies which have a significant impact on us could result in a favorable impact on our net income, if the U.S. dollar appreciates against these currencies, or a negative impact on our net income, if the U.S. dollar depreciates relative to these currencies.

         Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. Adjustments resulting from the translation are recorded directly in shareholders' equity, and are shown as "accumulated other comprehensive income (loss)" in the consolidated statements of changes in shareholders' equity. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period.

         Our principal strategies to reduce the risks associated with exchange rate fluctuations have been (i) to balance as much as possible the proportion of sales to customers denominated in U.S. dollars and the proportion of purchases of raw materials and services in transactions denominated in U.S. dollars, and
(ii) to manage certain other costs, such as financial costs, to maintain an appropriate balance between U.S. dollars and other currencies based upon the currency environment at the time. From time to time, we purchase or sell currencies forward to cover currency risk in obligations or receivables. We have not experienced significant gains or losses as a result of exchange rate coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. Furthermore, the introduction of the euro as of January 1, 1999, has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact our results, thus making our exposure to exchange rate fluctuations more concentrated.


Liquidity and Capital Resources

         We had a negative net financial position (total debt, net of cash, cash equivalents and marketable securities) at September 29, 2001 of $577.0 million compared to a negative net financial position of $511.2 million at December 31, 2000. Cash and cash equivalents and marketable securities totaled $2,345.6 million at September 29, 2001 compared to $2,330.9 million at December 31, 2000.

         The net cash generated from operating activities totaled $1,580.3 million in the first nine months of 2001, compared to $1,537.8 million in the first nine months of 2000. Payments for purchases of tangible assets totaled $1,563.1 million in the first nine months of 2001 compared to $2,303.9 million in the first nine months of 2000. Net cash used in investing activities decreased from $3,315.1 million in the first nine months of 2000 to $2,772.6 million in the first nine months of 2001, primarily due to a decrease in payments for tangible assets. The operating cash flow (defined as net cash from operating activities plus payments for purchases of tangible assets and other investing activities) was marginally negative at $91.8 million for the first nine months of 2001, versus a negative amount of $951.3 million in the first nine months of 2001. The favorable variation was primarily a result of the decrease in payments for purchases of tangible assets. Net cash provided by financing activities was $121.2 million in the first nine months of 2001 compared to $162.4 million provided in the first nine months of 2000.

         At September 29, 2001, the aggregate amount of our long-term debt was approximately $2,898.5 million, and the aggregate amount of our short-term facilities was approximately $864.3 million, of which approximately $24.1 million of indebtedness was outstanding. At September 29, 2001, we had approximately $116.6 million of long-term indebtedness that will become due within one year. We expect to fund such debt repayments from available cash.

         In May 2001, we issued a notice of redemption of all outstanding Liquid Yield Option (TM) Notes due 2008. As a result, virtually all of the LYONs due 2008 were converted into common shares.

         On September 24, 2001, we announced our plan to repurchase up to 5.0 million shares of common stock to partially cover the exercise of stock options outstanding under our equity incentive plans. Following the third quarter of 2001, we completed this repurchase program for $105.9 million, of which $72.7 million was executed during the third quarter of 2001.

         On October 18, 2001, we announced an additional plan to repurchase shares of common stock for the same purpose as the prior plan. In November 2001, we completed this additional share repurchase program with the repurchase of 4.4 million shares of common stock for $127.4 million.

         We expect to have significant capital requirements in the coming years, and we are expecting payments for purchases of tangible assets for 2001 to be approximately $1.8 billion. However, we will continue to monitor our level of capital spending taking into consideration factors such as trends in the semiconductor market, capacity utilization and announced additional capacity. In addition, we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash from operations, available funds, available support from third parties (including state support), borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. There can be no assurance that additional financing will be available as necessary to fund our working capital requirements, research and development, industrialization costs or expansion plans, or that any such financing, if available, will be on terms acceptable to us.



Impact of Recently Issued U.S.  Accounting Standards

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), which is required to be adopted in fiscal years after June 15, 2000. FAS 133 establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet and the measure of those instruments at fair value. During the first quarter 2001, we adopted FAS 133 and determined that the statement did not have a material impact on our consolidated results of operations, financial position or financial disclosure. We do not utilize any derivative instruments that qualify as hedging instruments under FAS
133. However, we do enter into foreign exchange forward contracts and currency options to neutralize our exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies in our subsidiaries.

         In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations ("FAS 141"), which is applicable for all business combinations initiated after June 30, 2001. FAS 141 eliminates the use of the pooling-of-interests method and provides specific criteria for the recognition of intangible assets apart from goodwill. We have not entered into any business combinations which would require the application of FAS 141.

         In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 142, Goodwill and Other Intangibles Assets ("FAS 142"), which will be effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their initial recognition. In particular, the statement requires that goodwill and indefinite lived intangible assets be no longer amortized but be subject to annual impairment tests to determine the appropriate carrying value. FAS


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142 also requires the reclassification of any intangible assets which do not meet the FAS 141 criteria for recognition separately from goodwill. We will adopt the standards required by this statement in the first quarter of 2002. Our management is in the process of fully evaluating the impact, if any, that this new standard may have on future consolidated results of operations, financial position, or financial statement disclosure. For the period ending September 29, 2001, we have continued to evaluate intangible assets and goodwill under FAS 121, Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of.



Euro Conversion

         On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing national currencies and the euro. The participating countries agreed to adopt the euro as their common legal currency on that date. Until January 1, 2002, either the euro or a participating country's present currency (a "national currency") will be accepted as legal currency. On January 1, 2002, euro-denominated bills and coins will be issued and national currencies will be withdrawn from circulation during the subsequent six months. We do not expect that the introduction and use of the euro will materially affect our foreign exchange activities, or our use of derivatives and other financial instruments, or will result in any material increase in costs to us. During October 2001, we successfully switched the accounts of our legal entities operating in Euroland from accounts denominated in national currencies to accounts denominated in euros.


Backlog

         Due to the significant deterioration of the semiconductor industry during the first nine months of 2001, our backlog at the end of September 2001 had declined significantly compared to the end of December 2000. The current industry downturn has been marked by low levels of backlog and a trend to order cancellations and delays that have combined to produce very poor visibility for the semiconductor industry.


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2001                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer